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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2000

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  ___                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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

     This form 6-K incorporates the Information Circular, Proxy and Supplemental Mailing List Return Card distributed to the Company's shareholders of record as of March 15, 2000. The Information Circular was provided to shareholders in connection with the Company's annual general meeting to be held on April 20, 2000.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

     NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the "Company") will be held at the Delta Pacific Resort, 10251 St. Edwards, Richmond, B.C., Canada, on Thursday, April 20, 2000 at 11:00 a.m. (Vancouver time), for the following purposes:

     (1) to receive the financial statements of the Company for the financial year ended December 31, 1999 and the report of the Auditors thereon;

     (2)  to fix the number of directors to be elected at the meeting at five
          (5) and to elect the directors of the Company to hold office until their successors are elected at the next annual general meeting of the Company;

     (3) to appoint the Auditors of the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;

     (4) to consider, and if thought appropriate, to pass a special resolution in the form set out in Schedule A attached to the Information Circular approving an amendment to the Articles of the Company to authorize the board of directors of the Company to determine from time to time the number of directors of the Company within the minimum and maximum as set out in the Articles and to appoint additional directors to fill any vacancy resulting from any increase in the number of directors so determined;

     (5) to transact such other business as may properly be brought before the Meeting.

     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

     Only registered holders of Common Shares of the Company at the close of business on March 15, 2000 will be entitled to receive notice of the Meeting.

     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by The Trust Company of Bank of Montreal, Attention: Proxy Department at P.O. Box 6002, Station Place d'Armes, Montreal, Quebec, H2Y 3S8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

     DATED at Vancouver, British Columbia, as of this 24th day of March, 2000.

By Order of the Board of Directors

/s/ ROBERT S. ARMSTRONG
Robert S. Armstrong
Corporate Secretary

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              INFORMATION CIRCULAR

     Unless otherwise provided, the information herein is given as of March 15, 2000.

SOLICITATION OF PROXIES

     THIS INFORMATION CIRCULAR IS BEING FURNISHED TO THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR USE AT THE ANNUAL GENERAL MEETING (THE "MEETING") BY MANAGEMENT OF THE COMPANY. THE SOLICITATION WILL BE PRIMARILY BY MAIL, HOWEVER, PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE BY THE DIRECTORS, OFFICERS OR EMPLOYEES OF THE COMPANY. THE COMPANY MAY ALSO PAY BROKERS OR OTHER PERSONS HOLDING COMMON SHARES OF THE COMPANY IN THEIR OWN NAMES OR IN THE NAMES OF NOMINEES FOR THEIR REASONABLE EXPENSES OF SENDING PROXIES AND PROXY MATERIALS TO BENEFICIAL SHAREHOLDERS FOR THE PURPOSES OF OBTAINING THEIR PROXIES. THE COSTS OF THIS SOLICITATION HAS BEEN AND WILL BE BORNE BY THE COMPANY.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

     Under the Articles of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10). The Company currently has five (5) directors. Each director of the Company is elected annually and holds office until the next annual general meeting of the Company unless he sooner ceases to hold office. The Company proposes to fix the number of directors to be elected at five (5) and intends to request the shareholders to elect five (5) directors at the Meeting. The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. Each nominee is currently a director of the Company.

                                                                                                           NUMBER OF
                                                                                                         COMMON SHARES
                                                                                                      BENEFICIALLY OWNED,
NAME AND                   POSITION WITH            PRINCIPAL OCCUPATION      PREVIOUS SERVICE           CONTROLLED OR
MUNICIPALITY OF RESIDENCE  THE COMPANY              OR EMPLOYMENT(1)          AS A DIRECTOR             DIRECTED(1)(2)
-------------------------  -------------            --------------------      ----------------        -------------------
David Edward Ritchie       Chairman of the Board    Chairman of the Board     Director since               4,938,223(3)
Leduc, Alberta             and Chief Executive      and Chief Executive       December 12, 1997
                           Officer                  Officer of the Company

Clifford Russell Cmolik    President and Chief      President and Chief       Director since               2,085,571(4)
Surrey, B.C.               Operating Officer and a  Operating Officer and a   December 12, 1997
                           Director                 Director of the Company

Peter James Blake(5)       Vice-President, Finance  Vice-President, Finance   Director since                  86,666
Vancouver, B.C.            and Chief Financial      and Chief Financial       December 12, 1997
                           Officer and a Director   Officer and a Director
                                                    of the Company

Charles Edward Croft(5)    Director                 President and Director    Director since June              2,000(6)
Salt Spring, B.C.                                   of Falcon Pacific         17, 1998
                                                    Financial Corp. and its
                                                    Subsidiaries

George Edward Moul(5)      Director                 Director and officer of   Director since June              1,000(7)
West Vancouver, B.C.                                The McEmcy Company of     17, 1998
                                                    Canada Ltd., Peace
                                                    Portal Properties Ltd.
                                                    and certain other
                                                    private real estate
                                                    holding companies

---------------
NOTES:

(1) This information has been provided by the respective nominee as of March 15, 2000.

(2) The number of Common Shares held includes Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3) 3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd. Both D.E.R. Auctions Ltd. and Davcorp Investments Ltd. are controlled by David Edward Ritchie.

(4) 1,408,284 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd. Both C.R.C. Auctions Ltd. and Cmolik Enterprises Ltd. are controlled by Clifford Russell Cmolik.

(5) The Company is required to have an audit committee and Messrs. Blake, Croft and Moul are members of the Audit Committee.

(6) Such shares are held by Falcon Pacific Financial Corp., a company controlled by Mr. Croft. Mr. Croft also has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009 and options to purchase 3,000 Common Shares at U.S. $26.69 per share, with an expiry date of February 1, 2010.

(7) Such shares are held by Kensington Holdings Ltd., a company 100% owned by G. Edward Moul and his spouse. Mr. Moul also has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009 and options to purchase 3,000 Common Shares at U.S.$26.69 per share, with an expiry date of February 1, 2010.

     The Company is not aware that any of the above nominees will be unable or unwilling to serve, however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

APPOINTMENT OF AUDITORS

     The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The resolution appointing auditors must be passed by way of a resolution passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

AMENDMENT TO THE ARTICLES

     The Articles of the Company provides that the number of directors of the Company shall be a minimum of three (3) and a maximum of ten (10). The purpose of the special resolution set out in Schedule A attached is to authorize and empower the board of directors to determine the actual number of directors within the specified range from time to time and if any vacancy is created as a result of such determination, to appoint additional directors to fill such vacancy. The number of the additional directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. If the above-mentioned special resolution is passed to amend the articles of the Company, the board of directors will have the flexibility and ability to add additional members to the board on a timely basis between annual shareholder's meetings, subject to the foregoing limitation. Management of the Company believes that such flexibility will enable the Company to respond to any business or regulatory requirement to increase the number of directors on the board in a timely fashion.

     To become effective the special resolution set out in Schedule A approving the amendment to the Articles must be passed by at least two-thirds of the votes cast in respect of such special resolution at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 1999 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as set out herein, no insider or any associate or affiliate of any insider, has had or has any material interest, direct or indirect, in any transaction since January 1, 1999 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

     During the 12-month period ended December 31, 1999, the Company entered into agreements with D.E.R. Resorts Ltd. ("Resorts"), a corporation controlled by David E. Ritchie, the Chairman and Chief Executive Officer of the Company, pursuant to which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain customers of the Company. The agreements set forth the maximum number of excursions to be provided during a given year and the fees and costs per excursion. The Company paid to Resorts approximately U.S.$398,000 under the agreements in its financial year ended December 31, 1999. Management believes that the terms of the agreements were at least as favourable to the Company as could have been obtained from a third party. The Company and Resorts have entered into similar agreements in the past and intend to do so in the future.

                    OTHER INFORMATION REGARDING THE COMPANY

EXECUTIVE COMPENSATION

COMPENSATION

     The following table provides a summary of the compensation earned during each of the last two financial years(1) by the Chief Executive Officer and the Company's four most highly compensated executive officers other than the Chief Executive Officer (such five officers are hereafter collectively called the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE
                         (all amounts in U.S. dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                          ANNUAL COMPENSATION                LONG-TERM COMPENSATION AWARDS
                               ----------------------------------------- --------------------------------------
                                                                                   AWARDS             PAYOUTS
                                                                         -------------------------- -----------
                                                                          SECURITIES   RESTRICTED
                                                                            UNDER       SHARES OR
                                                          OTHER ANNUAL     OPTIONS     RESTRICTED      LTIP        ALL OTHER
       NAME AND                   SALARY      BONUS(3)    COMPENSATION     GRANTED     SHARE UNITS    PAYOUTS    COMPENSATION
  PRINCIPAL POSITION    YEAR       ($)          ($)            ($)           (#)           (#)          ($)           ($)
  David E. Ritchie(2)  1999      350,000          Nil        10,272        Nil          Nil           Nil          Nil
  Chairman and Chief   1998      350,000      380,000         1,006        Nil          Nil           Nil          Nil
  Executive Officer
  C. Russell Cmolik(2) 1999      175,000          Nil        11,372        Nil          Nil           Nil          Nil
  President and Chief  1998      175,000      250,000         8,632        Nil          Nil           Nil          Nil
  Operating Officer
  Randall J. Wall(2)   1999      160,000       35,000         4,010        Nil          Nil           Nil          Nil
  Managing Director -- 1998      160,000          Nil         1,752        Nil          Nil           Nil          Nil
  Europe and Middle
  East Divisions
  Edward H. Banser(2)  1999      125,000       47,000        14,311        Nil          Nil           Nil          Nil
  Vice-President --    1998      125,000      160,000        15,002        Nil          Nil           Nil          Nil
  South Central
  Division
  Michael G.           1999      125,000       35,000        11,381        Nil          Nil           Nil          Nil
  Ritchie(2)           1998      125,000      100,000        14,031        Nil          Nil           Nil          Nil
  Vice-President --
  Northeast Division

(1) The Company was amalgamated on December 12, 1997 and therefore has only two completed financial years.

(2) All Named Executive Officers are employed by wholly owned subsidiaries of the Company.

(3) All bonuses were earned by the Named Executive Officers in the financial year noted but were paid subsequent to the end of the financial year.

STOCK OPTIONS GRANTED IN THE 1999 FINANCIAL YEAR

     No stock options were granted to any of the Named Executive Officers during the Company's financial year ended December 31, 1999.

EXERCISE OF OPTIONS

     No options were exercised by any of the Named Executive Officers during the Company's financial year ended December 31, 1999.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

     The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.

     The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause.

COMPOSITION OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Company consists of Messrs. Croft, Moul and Cmolik. Only Mr. Cmolik is an officer or employee of the Company.

REPORT ON EXECUTIVE COMPENSATION

     The Company's policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company's business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company's goals; and (3) ensure that the interests of management and the Company's shareholders are aligned.

     The compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists of base salary and a performance-oriented bonus. The payment of the bonus is contingent upon the performance of the Company and the individual's contribution toward that performance. The amount of such bonuses depends on the financial performance of the Company and is not subject to any minimum or maximum amount.

     Base salary levels for the Named Executive Officers are normally determined primarily on the basis of (i) the Compensation Committee's review of the Chief Executive Officer's and the Chief Operating Officer's assessment of each Named Executive Officer's performance during the prior year and (ii) the Compensation Committee's understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

     Awards of bonuses depend in part upon whether the Company and its principal subsidiaries have met or exceeded targets established for the applicable year. The Compensation Committee also considers other criteria, including the contribution of individuals toward the Company's performance, in determining the range of any bonuses to be awarded. It is anticipated that bonuses paid to the Company's Named Executive Officers in future years may be paid in part by the issuance of stock options.

     For 1999, the Chief Executive Officer's base salary was determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The Compensation Committee accepted the recommendation of the Chief Executive Officer and the Chief Operating Officer that neither receive a performance bonus in 1999.

    Report presented by:

     Charles E. Croft
     G. Edward Moul
     C. Russell Cmolik

PERFORMANCE GRAPH

     The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the Russell 2000 Index from March 10, 1998 (the date when the Common Shares commenced trading on the New York Stock Exchange) to December 31, 1999 (the Company's most recent financial year end).

                               Performance Graph


                                                         MARCH 10,          DECEMBER 31,       DECEMBER 31,
                                                          1998                1998               1999
    RITCHIE BROS. AUCTIONEERS (RBA)                          100               127.51             131.36
    RUSSELL 2000 INDEX                                       100                90.82             108.64

COMPENSATION OF DIRECTORS

     In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company receive the following compensation:
U.S.$7,500 per year for board membership; U.S.$2,500 per year for committee chairmanship; U.S.$750 per meeting attended; and 3,000 options to acquire Common Shares (exercise price equal to market price on date of grant) per year. Non-employee directors may also participate in the Company's performance bonus and stock option programs in recognition of their contributions towards the overall performance of the Company. Employee directors do not receive additional compensation for their participation in board or committee activities.

     There were no other arrangements under which directors were compensated during 1999. No directors earned any compensation during 1999 for consultancy or other services provided to the Company.

DIRECTORS AND SENIOR EXECUTIVES LIABILITY INSURANCE

     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million (less a deductible of U.S.$250,000) annual protection against liability. The annual premium paid by the Company for this insurance is U.S.$99,900.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at March 15, 2000 according to the records of The Trust Company of Bank of Montreal, the registrar and transfer agent of the Company, there are 16,737,465 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 15, 2000 are entitled to receive notice of and to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company are:

                                                                 NUMBER OF         PERCENTAGE OF
                           NAME                              COMMON SHARE(S)(1)    COMMON SHARES
                           ----                              ------------------    -------------
David E. Ritchie(2)........................................      4,938,223             29.5%
C. Russell Cmolik(3).......................................      2,085,571             12.5%

---------------

NOTES:

(1) This information has been furnished by the person named and has been confirmed, to the extent possible by the Company.

(2) 3,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie, the Chairman of the Board and Chief Executive Officer of the Company.

(3) 1,421,784 of such shares are held by C.R.C. Auctions Ltd. and 676,918 of such shares are held by Cmolik Enterprises Ltd., both of which are controlled by Mr. Cmolik.

GENERAL PROXY INFORMATION

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT AS PROXYHOLDER ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY. IF A SHAREHOLDER DOES NOT WISH TO APPOINT EITHER PERSON SO NAMED, THE SHAREHOLDER SHOULD CHECK THE SECOND BOX ON THE PROXY AND INSERT IN THE BLANK SPACE PROVIDED THE NAME AND ADDRESS OF THE PERSON WHOM THE SHAREHOLDER WISHES TO APPOINT AS PROXYHOLDER. THAT PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

     A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

VOTING OF SHARES REPRESENTED BY PROXY

     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

     If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

     IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER IN A PROXY IN THE FORM OF THE ENCLOSED FORM OF PROXY AND ONE OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED "FOR" EACH OF THE OTHER MATTERS IDENTIFIED THEREIN.

AMENDMENTS OR VARIATIONS AND OTHER MATTERS

     Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. HOWEVER, A PROXY IN THE FORM OF THE ENCLOSED FORM WILL CONFER DISCRETIONARY AUTHORITY UPON A PROXYHOLDER NAMED THEREIN TO VOTE ON ANY AMENDMENTS TO OR VARIATIONS OF ANY OF THE MATTERS IDENTIFIED IN THE ENCLOSED NOTICE AND ON ANY OTHER MATTER WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING IN RESPECT OF WHICH SUCH PROXY HAS BEEN GRANTED.

VALIDITY OF PROXY

     A FORM OF PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY DULY AUTHORIZED IN WRITING. IN THE CASE OF A SHAREHOLDER THAT IS A CORPORATION, A PROXY WILL NOT BE VALID UNLESS IT IS EXECUTED UNDER ITS SEAL OR BY A DULY AUTHORIZED OFFICER OR AGENT OF, OR ATTORNEY FOR, SUCH CORPORATE SHAREHOLDER. IF A PROXY IS EXECUTED BY AN ATTORNEY OR AGENT FOR AN INDIVIDUAL SHAREHOLDER, OR BY AN OFFICER, ATTORNEY, AGENT OR AUTHORIZED REPRESENTATIVE OF A CORPORATE SHAREHOLDER, THE INSTRUMENT EMPOWERING THE OFFICER, ATTORNEY, AGENT OR REPRESENTATIVE, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, MUST BE DEPOSITED ALONG WITH THE PROXY.

     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

DEPOSIT OF PROXY

     IN ORDER TO BE VALID AND EFFECTIVE, AN INSTRUMENT APPOINTING A PROXY HOLDER MUST BE DEPOSITED WITH THE TRUST COMPANY OF BANK OF MONTREAL, ATTENTION: PROXY DEPARTMENT AT P.O. BOX 6002 STATION PLACE D'ARMES, MONTREAL, QUEBEC, H2Y 3S8, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

ADDITIONAL INFORMATION

     The Company will provide to any person or Company, upon request to the Secretary of the Company, copies of the Company's Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company's comparative consolidated financial statements for its most recently completed financial year together with the accompanying report of the auditor, one copy of any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year and the Company's information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

APPROVAL OF CIRCULAR

     The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

     Dated at Vancouver, British Columbia, this 24th day of March, 2000.

By Order of the Board of Directors

/s/ ROBERT S. ARMSTRONG
Robert S. Armstrong
Corporate Secretary

                                   SCHEDULE A

     "RESOLVED as a special resolution of Ritchie Bros. Auctioneers Incorporated (the "Company") that:

(1) The articles of the Company be amended by adding the following provision to paragraph 7 thereof:

     (1) the actual number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the directors; and

     (2) if the directors in exercising the power referred to in subparagraph 7(1) above increase the number of directors at any time between annual meetings of shareholders, the directors may by resolution appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

(2) The Company is authorized to apply for a Certificate of Amendment under section 178 of the Canada Business Corporations Act to so amend the Article;

(3) Any director or officer of the Company is authorized to execute and deliver all documents and to do all things necessary to give intent to and implement this special resolution; and

(4) The directors of the Company may, in their discretion, and notwithstanding that this special resolution has been duly passed by the shareholders of the Company, revoke this special resolution without further notice to or approval of the shareholders at any time prior to the endorsement by or on behalf of the Director appointed under the Canada Business Corporations Act of a Certificate of Amendment of Articles in respect of the amendments contemplated by this special resolution."

                                                                 [BOWNE LOGO]

                                                               PRINTED IN CANADA
                                                                    O04335

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
            2000 ANNUAL GENERAL MEETING TO BE HELD ON APRIL 20, 2000
                                     PROXY

TO BE COMPLETED BY SHAREHOLDERS WHO WILL NOT BE ATTENDING THE ANNUAL GENERAL MEETING IN PERSON.

THE UNDERSIGNED SHAREHOLDER OF RITCHIE BROS. AUCTIONEERS INCORPORATED (THE "COMPANY") HEREBY NOMINATES, CONSTITUTES AND APPOINTS (SELECT ONE):

[ ] DAVID E. RITCHIE OR, FAILING HIM, C. RUSSELL CMOLIK, OR

[ ]                                                                 of
     (Check the second box and insert the name and address of an alternate person if you do not wish to appoint Mr. Ritchie or
     Mr. Cmolik)

AS PROXYHOLDER OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND THE ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD ON APRIL 20, 2000 AND ANY ADJOURNMENT THEREOF (THE "MEETING"), WITH AUTHORITY TO ACT AND VOTE THEREAT FOR AND ON BEHALF OF THE UNDERSIGNED. THE UNDERSIGNED HEREBY DIRECTS THE PROXYHOLDER TO VOTE THE COMMON SHARES OF THE COMPANY REGISTERED IN THE NAME OF THE UNDERSIGNED IN RESPECT OF THE MATTERS INDICATED BELOW AS FOLLOWS:

                                      VOTE                                                                         VOTE   WITHHOULD
DIRECTORS                              FOR   AGAINST       AUDITORS                                                 FOR      VOTE
To fix the number of directors to      [ ]     [ ]         To appoint KPMG LLP, Chartered Accountants,              [ ]      [ ]
  be elected at five (5).                                  as Auditor for the Company and to authorize the
                                                           directors to fix the Auditor's remuneration.


                                      VOTE   WITHHOLD                                                              VOTE
ELECTION OF DIRECTORS                  FOR     VOTE        AMENDMENT TO ARTICLES                                    FOR    AGAINST
To elect as a director of the                              To amend the Articles of the Company to authorize the    [ ]      [ ]
  Company:                             [ ]     [ ]         board of directors of the Company to determine from
    David Edward Ritchie               [ ]     [ ]         time to time the number of directors of the Company
    Clifford Russell Cmolik            [ ]     [ ]         within the minimum and maximum as set out in the
    Peter James Blake                  [ ]     [ ]         Articles and to appoint additional directors to fill
    Charles Edward Croft               [ ]     [ ]         any vacancy arising therefrom, the text of which
    George Edward Moul                                     special redemption is set out in Schedule "A" to the
                                                           Information Circular.
                                                           Signed this ____ day of ____________________ , 2000.


Q                                   S                     --------------------------------------------------------------
                                                          Signature of Shareholder
                                                          --------------------------------------------------------------
                                                          Name of Shareholder                            (Please print
                                                          clearly as registered)
                                                          --------------------------------------------------------------
R                                   T                     Number of Shares
                                                          (See "General Proxy Information" in the Information Circular
                                                                            for further information
                                                                   regarding proxies for use at the Meeting)

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                             ANNUAL GENERAL MEETING

                                 APRIL 20, 2000

INSTRUCTIONS

1. THIS PROXY IS SOLICITED BY THE MANAGEMENT OF RITCHIE BROS. AUCTIONEERS INCORPORATED FOR USE AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE SHAREHOLDERS TO BE HELD ON APRIL 20, 2000 AND ANY ADJOURNMENT THEREOF. PLEASE REFER TO THE INFORMATION CIRCULAR (THE "INFORMATION CIRCULAR") ACCOMPANYING THIS PROXY FOR FURTHER INFORMATION.

2. If you are NOT able to be personally present at the Meeting, PLEASE DATE AND SIGN THE FORM OF PROXY ON THE REVERSE HEREOF AND RETURN IT IN THE ENVELOPE PROVIDED TO THE TRUST COMPANY OF BANK OF MONTREAL, Attention:
     Proxy Department at P.O. Box 6002 Station Place d'Armes, Montreal, Quebec, H2Y 3S8. IN ORDER TO BE VALID, INSTRUMENTS APPOINTING A PROXYHOLDER MUST BE DEPOSITED WITH THE TRUST COMPANY OF BANK OF MONTREAL NO LATER THAN 48 HOURS BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF (NAMELY, 11:00 A.M. (VANCOUVER TIME) ON APRIL 18, 2000).

3. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. If the shareholder specifies a choice with respect to any matter, such shares will be voted accordingly. IF NO CHOICE IS SPECIFIED WITH RESPECT TO A MATTER IDENTIFIED IN THE PROXY AND ONE OF THE PERSONS NAMED IN THIS PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES OF THE SHAREHOLDER REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

4. THE AUTHORITY CONFERRED HEREUNDER MAY BE EXERCISED AT THE SOLE DISCRETION OF THE PROXYHOLDER IN RESPECT OF: (I) EACH MATTER SET OUT FOR WHICH NO VOTING CHOICE IS INDICATED, (II) ANY AMENDMENTS TO OR VARIATION IN ANY OF THE MATTERS LISTED, AND (III) OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

5. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON AS PROXYHOLDER AT THE MEETING OTHER THAN DAVID E. RITCHIE OR C. RUSSELL CMOLIK AND MAY DO SO BY CHECKING THE SECOND BOX AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME AND ADDRESS OF THE PERSON WHOM THE SHAREHOLDER WISHES TO APPOINT.

6. If this proxy is not dated in the space provided, authority is hereby given to the proxyholder named herein to date this proxy on the date on which the Company mailed it. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the undersigned will be voted as provided for.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                         SUPPLEMENTAL MAILING LIST AND
                    REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: Security Holders of Ritchie Bros. Auctioneers Incorporated (the "Company")

     National Policy Statement No. 41 "Shareholder Communication" adopted by the Canadian Securities Administrators provides registered and non-registered security holders with the opportunity to elect annually to have their names added to the Company's Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications.

     If you wish to have your name added to the Company's Supplemental Mailing List for the aforesaid purposes, please complete, sign and mail this form to The Trust Company of Bank of Montreal, Stock Transfer Department at 24th Floor, First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9.

     By your signature below, you certify that you are a security holder of the Company.

                                        ----------------------------------------
                                        Name of Security Holder

                                        ----------------------------------------
                                        Address (including postal code) of
                                        Security Holder

                                        ----------------------------------------

                                        ----------------------------------------
                                        Signature of Security Holder or, if the
                                        Security Holder is a company, signature
                                        of authorized signatory

                                        ----------------------------------------
                                        Date